Mail Stop 6010

September 28, 2006

Mr. Andrew Liu
Chief Executive Officer and Chairman
Alco, Inc.
Suite 501, Bank of America Tower
12 Harcourt Road, Central
Hong Kong

Re: Alco, Inc.
Amendment No. 1 to the Registration Statement on Form SB-2
Filed on September 14, 2006
File No. 333-134736

Dear Liu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2
General

1. We note your response to comment 3 and your supplemental response that you have included "all . . . graphics that we will use in the printed prospectus." It does not appear you have included any graphics in your filing. Please confirm or advise us accordingly.

Risk Factors, page 3
U.S. investors may experience difficulties in attempting to enforce judgments . . . .," page 7

2. We note your response to comment 8 and the inclusion of the above referenced risk factor. You indicate in the risk factor that all of your operations and assets are located outside the United States. Please specify in which countries your operations and assets are located. Please also clarify of which country your officers and directors are citizens.

"Alco is subject to insurance industry regulation worldwide. If it fails to comply . . . .," page 4

3. We note your response to comment 16 and reissue the comment. Please briefly describe the changes in legislation or regulations and actions by regulators that you are referring to which could impact your operations in a material way. Please provide a more detailed description in your business section.

Principal Products and Services, page 15

4. We note your response to comment 48 and your revised disclosure. Specifically we note your disclosure where you identify some of your competitors and you indicate that these are "among others." Please indicate approximately with how many other insurance companies you place insurance.

EduShipAsia, Ltd., page 16
Competition, page 18

5. We note your response to comment 53 and note that it appears you have deleted most of the statements for which we sought third party documentation. However, we note two statements that remain in your document. First, we note the statement "ICS is an international professional body representing shipbrokers, managers, and agents throughout the world." It does not appear you have revised this statement to indicate that it is your belief. Therefore, please provide us with third party documentation supporting this statement, or delete this statement from your document. If you revise the statement to reflect that it is your belief, please provide us with the basis for your belief. Second, regarding the statement "[w]e believe that Al Marine is one of the few insurance providers that specialize in the marine insurance business," please provide us with the basis for this statement. We may have additional comments after reviewing your response.

Management's Discussion And Analysis, page 19
Critical Accounting Policies, page 21
Policy Cancellation Reserve, page 22

6. Refer to your response to Comment 66. Your revised disclosure makes it appear as if the only activity in this account was the current year provision. Please clarify for us how you "use" the amounts recorded in this reserve including current year usage of the reserve. Include a quantification of the amount of changes in estimates in each period presented, or explicitly state that no material revisions were recognized, if true.

Commissions Receivable, page 22

7. Refer to your response to Comment 67. We note your revised disclosure however we continue to ask that you provide a quantification of the amount of changes in estimates in each period presented; or, explicitly state that no material revisions were recognized, if true. Also include a discussion of the factors that result in this reserve representing such a high percentage of gross receivables.

Executive Compensation, page 23

8. Refer to your response to Comment 74. We note the material decrease in Executive Compensation for FY 2005 and the Six Month Period Ended June 30, 2006. We continue to believe a discussion quantifying management's expectation and trend for Executive Compensation expense for future periods would be meaning for your investors.

Consolidated Financial Statements – December 31, 2005, page 42
General

9. Please ensure that the changes made to the information in your amended Form 10-KSB for December 31, 2005 are made in the financial statements presented in this document. For instance, the reference to "AL Marine" in response to comment 71 does not appear to have been made in the financial statements of this document.

Restated Financial Statements

10. Refer to your response to Comment 70. We note you have restated FY 2005 and 2004 financial statements and filed an amended Form 10-K and Forms 10-Q. Please revise your disclosures to comply with the disclosure requirements of paragraph 26 of SFAS 154. Clarify for us what the "Reverse merger adjustment" represents as well as the timing of the reverse merger transaction. Also clearly label each period that has been restated as "Restated" in your financial statements presentations.

11. Please tell us how the $40,000 restated expense can decrease Net Income for FY 2005 from $965,302 to $925,301 without a corresponding decrease in Net Loss for FY 2004. Your restated FY 2004 Statement of Operations reflects a Net Loss of $117,528 unchanged from the previously stated amount for FY 2004. Further confirm if this expense is the one disclosed in Note 13 to the FY 2005 financial statements. If so, tell us what year the advances were received and services were provided along with how the value assigned to these transactions was determined.

12. Please provide new Reports of Independent Registered Public Accounting Firm from Kempisty & Company and Child, Sullivan & Company which addresses the restated financial statements for FY 2005 and 2004 in both the Form SB-2/A #1 and Form 10-K/A # 1. Refer to paragraph .06(a) of AU Section 561.

<u>Form 8-K/A Filed September 21, 2006</u>

13. In your Form 8-K, filed September 14, 2006, you state that the restatement of Form 10-K for FY 2005 is a result of the fact that "Management previously recorded the $40,000 expense in 2004 to coincide with its reverse merger adjustment. However, management has now determined that this is a year 2005 expense. Management has also reclassified restricted cash balances from its operating cash balances." We have the following comments:

- Explain how the $40,000 came to be expensed in FY 2004 to "coincide with its reverse merger adjustment" when the reverse merger was not closed until December 9, 2005.
- Clarify more specifically how you concluded that your disclosure controls, under Item 307 of Regulation S-B, were effective and that the two errors were "not the result of failure to initially include required information therein." And, were the result of "technical interpretations of accounting issues…."

*　　*　　*

You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact James Peklenk at (202) 551-3661 or James Atkinson, Accounting Branch Chief at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon at (202) 551-3621, John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc:　Gary S. Joiner, Esq.
　　　Frascona, Joiner, Goodman & Greenstein, P.C.
　　　4750 Table Mesa Drive
　　　Boulder, CO 80305